SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Adient plc
(Name of Issuer)

Ordinary Shares, par value $0.001
(Title of Class of Securities)

G0084W101
(CUSIP Number)

Peter Carlin

Blue Harbour Group, LP

646 Steamboat Road

Greenwich, Connecticut 06830

(203) 422-6540

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 5, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0084W101	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Blue Harbour Group, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,809,390 Ordinary Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,809,390 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,809,390 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.24%
14	TYPE OF REPORTING PERSON PN; IA

CUSIP No. G0084W101	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Blue Harbour Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,809,390 Ordinary Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,809,390 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,809,390 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.24%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0084W101	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Clifton S. Robbins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,809,390 Ordinary Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,809,390 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,809,390 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.24%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G0084W101	SCHEDULE 13D	Page 5 of 10 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this "Schedule 13D") relates to the ordinary shares, par value $0.001 (the "Ordinary Shares"), of Adient plc, a public limited company organized under the laws of Ireland (the "Issuer"). The address of the Issuer's principal executive office is 25-28 North Wall Quay, IFSC, Dublin 1, Ireland.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by and on behalf of (i) Blue Harbour Group, LP, a Delaware limited partnership ("Manager"), (ii) Blue Harbour Holdings, LLC, a Delaware limited liability company ("Manager GP"), and (iii) Clifton S. Robbins, a citizen of the United States of America ("Mr. Robbins"). Manager, Manager GP and Mr. Robbins are herein sometimes referred to each as a "Reporting Person" and collectively as "Reporting Persons".

(b) The principal business address of Manager and Manager GP is 646 Steamboat Road, Greenwich, Connecticut 06830, and Mr. Robbins' business address is c/o Manager at the foregoing address.

(c) Manager is principally involved in the business of providing investment advisory and investment management services. Manager GP is principally involved in the business of serving as the general partner of Manager. Mr. Robbins is the Chief Executive Officer of Manager.

(d) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Manager is a Delaware limited partnership. Manager GP is a Delaware limited liability company. Mr. Robbins is a citizen of the United States.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used $406,286,466 (excluding brokerage commissions) in the aggregate to purchase the Ordinary Shares reported in this Schedule 13D.

The source of the funds used to acquire the Ordinary Shares reported herein is the working capital of the Manager, which at any given time may include funds borrowed on margin in the ordinary course and on customary terms.

CUSIP No. G0084W101	SCHEDULE 13D	Page 6 of 10 Pages

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Ordinary Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Persons acquired the Ordinary Shares because they believed that the Ordinary Shares reported herein, when purchased, represented an attractive investment opportunity.

The Reporting Persons and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer (the "Board"), other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer's operations, governance or capitalization; acquiring additional Ordinary Shares and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b)

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of the date hereof, the Reporting Persons beneficially own an aggregate of 5,809,390 Ordinary Shares, which Ordinary Shares may be deemed to be beneficially owned by each of the Manager, Manager GP and Mr. Robbins, and which represent approximately 6.24% of the outstanding Ordinary Shares. All percentages set forth herein are based upon a total of 93,126,722 Ordinary Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, filed with the Securities and Exchange Commission on July 31, 2017.

CUSIP No. G0084W101	SCHEDULE 13D	Page 7 of 10 Pages

For purposes of disclosing the number of Ordinary Shares beneficially owned by each of the Reporting Persons, Manager, Manager GP and Mr. Robbins may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all Ordinary Shares that are owned beneficially and directly by the Reporting Persons. Each of Manager, Manager GP and Mr. Robbins disclaims beneficial ownership of such Ordinary Shares for all other purposes.

(c) Information concerning transactions in the Ordinary Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule I hereto and is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached hereto as Exhibit 1 and is incorporated by reference herein.

Except as set forth herein, there are no contracts, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Ordinary Shares.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
1	Agreement as to Joint Filing of Schedule 13D, dated September 15, 2017, by and among Manager, Manager GP and Mr. Robbins.

CUSIP No. G0084W101	SCHEDULE 13D	Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 15, 2017

BLUE HARBOUR GROUP, LP
By: Blue Harbour Holdings, LLC, its general partner

By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

blue harbour holdings, llc
By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

By:	/s/ Clifton S. Robbins
Clifton S. Robbins

CUSIP No. G0084W101	SCHEDULE 13D	Page 9 of 10 Pages

Schedule I

TRANSACTIONS IN ORDINARY SHARES BY THE REPORTING PERSONS

The following tables set forth all transactions in the Ordinary Shares effected by each of the Reporting Persons in the past sixty days.

Manager

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

07/17/2017	50,000	69.82
07/17/2017	50,000	70.08
07/21/2017	14,000	68.97
07/21/2017	70,000	68.70
07/21/2017	800	68.25
07/24/2017	93,000	67.87
07/24/2017	74,200	68.03
07/27/2017	80,000	67.14
07/27/2017	79,000	67.48
07/27/2017	26,000	67.09
07/31/2017	50,000	65.34
08/09/2017	50,000	65.10
08/10/2017	25,000	63.88
08/16/2017	80,000	66.77
08/16/2017	18,300	66.67
08/16/2017	29,900	66.79
08/17/2017	80,000	66.12
08/17/2017	60,000	65.97
08/17/2017	45,000	65.81
08/18/2017	56,800	65.76
08/18/2017	14,416	65.99
08/21/2017	65,584	67.38
09/05/2017	65,000	72.04
09/05/2017	100,000	72.08
09/05/2017	71,581	72.25
09/06/2017	42,020	72.25
09/06/2017	50,000	72.23
09/06/2017	50,000	72.20
09/06/2017	20,000	71.99
09/06/2017	40,000	72.01
09/07/2017	120,541	72.33
09/07/2017	75,000	72.22
09/07/2017	13,704	72.41
09/08/2017	55,618	72.47
09/08/2017	41,558	72.53

09/08/2017	70,000	72.49
09/11/2017	50,000	73.15
09/11/2017	30,000	73.48
09/11/2017	50,000	73.46
09/11/2017	9,978	72.83
09/12/2017	80,000	73.77
09/13/2017	42,300	75.42
09/13/2017	75,000	75.22
09/13/2017	14,800	75.43
09/14/2017	32,900	76.77

CUSIP No. G0084W101	SCHEDULE 13D	Page 10 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: September 15, 2017

BLUE HARBOUR GROUP, LP
By: Blue Harbour Holdings, LLC, its general partner

By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

blue harbour holdings, llc
By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

By:	/s/ Clifton S. Robbins
Clifton S. Robbins